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                            December 27, 2023

       Paul B. Prager
       Chief Executive Officer
       TeraWulf Inc.
       9 Federal Street
       Easton, Maryland 21601

                                                        Re: TeraWulf Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed December 1,
2023
                                                            File No. 333-274788

       Dear Paul B. Prager:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 20, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-3

       Prospectus Summary
       Business Overview, page 4

   1. Refer to comment 2 and your revised disclosures on pages 5 - 6. We restate the comment in part. Please further
revise to address the following points:
                                                            You disclose that
your miners at the Lake Mariner Facility are "primarily comprised of Bitmain
Antminer S19 series" miners. Please comprehensively describe the types of miners you own
at this facility and quantify each respective type (e.g., number of Bitmain
Antminer S19 series, etc.); and
                                                            Disclose the
average downtime due to scheduled maintenance and non-scheduled maintenance of
miners at the Nautilus Cryptomine Facility.
   2. Refer to comment 3 and your breakeven analysis on pages 7 - 8 describing the average cost of mining each
bitcoin at the Lake Mariner Facility. We partially reissue the
 Paul B. Prager
TeraWulf Inc.
December 27, 2023
Page 2
         comment. Please revise to provide a comprehensive breakeven analysis, taking into account not only your operations at the Lake Mariner Facility, but also the Nautilus
         Cryptomine Facility, or advise otherwise. Additionally, please revise to clarify whether, and if so how, the cost of purchasing mining equipment factors into your analysis.
         Furthermore, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.
       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



FirstName LastNamePaul B. Prager                              Sincerely,
Comapany NameTeraWulf Inc.
                                                              Division of
Corporation Finance
December 27, 2023 Page 2                                      Office of Crypto
Assets
FirstName LastName